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                                                                  EXHIBIT (h)(6)


                              THE BANK OF NEW YORK
                                  CASH RESERVE

The Cash Reserve is a Demand Cash Account of The Bank of New York. The Bank of New York maintains this efficient "zero balance" cash management module as a tool to assist clients in making full use of their idle balances. On a daily basis, available balances are automatically swept into this Cash Reserve product as the last transaction of the day with no minimum investment amounts required. As a result, the exact dollar amount available for investment is swept, leaving no uninvested cash balances. This daily sweep mechanism also automatically liquidates any available Cash Reserve deposits to meet the accounts' cash requirements the next business day.

All funds in the Cash Reserve are deposits of The Bank of New York. The income earnings are indexed to the Bank of New York cost of funds and overdraft charges are computed at 2% above the effective Federal Funds rate. Income is accrued daily and is credited to the account by the third business day of the following month. Overdraft charges are also accrued daily and, if they exceed income, are debited from the account at the end of the month.

There are no additional transaction fees for the use of this sweep vehicle and all invested amounts are clearly identified on our reports.

In order to participate in this program, just sign the approval below and your account(s) will be set up accordingly.

Note: Rates are subject to change.

ING FUNDS                                THE BANK OF NEW YORK

Approved by: /s/ Michael J. Roland       Submitted by:
             ------------------------                  -------------------------
Name: Michael J. Roland                  Name:
Date: 3/31/03                            Date: